Exhibit 99.1

N E W S    R E L E A S E

UScellular™ to Launch Siyata’s Next Generation Push-to-Talk Over Cellular SD7 Device Across Their Network

●	Industry Changing PoC Device Offers a Far Superior Solution to Competitive Land Based Radio Technologies

●	SD7 Targets the Multi-Billion Dollar First Responder and Enterprise Personnel Market

●	UScellular™ is the Fourth Largest Wireless Carrier in the United States with 4.8 Million Customers

Vancouver, BC – July 6, 2022 – Siyata Mobile Inc. (Nasdaq: SYTA/SYTAW) (“Siyata” or the “Company”), a global vendor of Push-to-Talk over Cellular (PoC) devices and cellular signal booster systems, is pleased to announce that United States Cellular Corporation (NYSE: USM, or “UScellular™”), the fourth largest wireless carrier  in the U.S. with 4.8 million retail connections in 21 states, will launch Siyata’s rugged SD7 device onto their network. We expect UScellular™ will commence selling the SD7 to their broad enterprise customer base beginning this quarter. The SD7 was developed to disrupt and replace the multi-billion-dollar Land Mobile Radio (LMR) industry.

“The SD7 is a game changer not only for the industry but for Siyata,” said Siyata CEO Marc Seelenfreund. “The SD7 is the perfect upgrade from land mobile radio devices, which often have limited coverage, restricted functionality and high start up costs. Our new SD7 solves all those problems, delivering a far superior solution to a multi-billion industry.”

Seelenfreund continued, “We are thrilled to be working with the fourth largest, full-service wireless carrier in the United States and our third major U.S. carrier launch after AT&T/FirstNet and Verizon.” This relationship will grow our network compatibility especially in the midwestern United States and in the north-west parts of the country, and allow us to reach more first responders and enterprise personnel with a reliable device that can operate extremely well in tough working environments.”

The SD7 brings communications into the 21st century and enables our first responder and enterprise clients a simple, easy-to-use rugged Android based Push-To-Talk (PTT) device with excellent sound quality that operates over the high bandwidth 4G LTE network, providing consistent connectivity across the nation. Its IP68 rating, resistance to water and dust, drop protection, and robust battery make it well suited for use in harsh environments. Importantly, there is no need to invest in infrastructure such as radio towers or repeaters.

The SD7 will allow first responders as well as secondary support personnel to quickly connect and coordinate on unified public cellular networks such as UScellular™ in North America.

About Siyata Mobile

Siyata Mobile Inc. is a B2B global vendor of next generation Push-To-Talk over Cellular (PoC) devices and cellular booster systems. Its portfolio of in-vehicle and rugged smartphones enable first responders and enterprise workers to instantly communicate, over a nationwide cellular network of choice, to increase situational awareness and save lives.

Its portfolio of enterprise grade and consumer cellular booster systems enables first responders and enterprise workers to amplify cellular signal in remote areas, inside structural buildings where signals are weak and within vehicles for the maximum cellular signal strength possible.

Siyata’s common shares trade on the Nasdaq under the symbol “SYTA/SYTAW ”.

Visit siyatamobile.com and unidencellular.com to learn more.

Investor Relations (Canada):

Kin Communications
1-866-684-6730
SYTA@kincommunications.com

Investor Relations (United States):

Dave Gentry

RedChip Companies Inc.

SYTA@redchip.com

1-800 RED-CHIP (733-2447)

407-491-4499

Siyata Mobile Corporate:

Daniel Kim, VP of Corporate Development
Siyata Mobile Inc.
daniel@siyata.net

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. Because such statements deal with future events and are based on Siyata’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Siyata could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Siyata’s filings with the Securities and Exchange Commission (“SEC”), and in any subsequent filings with the SEC. Except as otherwise required by law, Siyata undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release.

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